Via Facsimile and U.S. Mail
Mail Stop 6010

                                            June 26, 2007

Philip S. Chan
Chief Financial Officer
Dynacq Healthcare, Inc.
10304 Interstate 10 East, Suite 369
Houston, TX 77029

        Re: Dynacq Healthcare, Inc.
                Form 10-K for Fiscal Year Ended August 31, 2006
                Filed November 21, 2006
                File No. 000-21574

Dear Mr. Chan:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                    Sincerely,

                                    Jim B. Rosenberg
                                    Senior Assistant Chief
                                    Accountant